Exhibit 99.111

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)
Suite 555 – 999 Canada Place
Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

November 3, 2025

3.	NEWS RELEASE

The news release was issued and disseminated via GlobeNewswire and filed on SEDAR+ on October 30, 2025.

4.	SUMMARY OF MATERIAL CHANGE

Effective November 3, 2025, the Company consolidated the issued and outstanding common shares in the authorized share structure of the Company (“Common Shares”) on the basis of a ratio of one new Common Share for every 1.5 existing Common Shares (the “Consolidation”). The Common Shares began trading on a post- Consolidation basis at market open on November 3, 2025. The Consolidation was approved by the board of directors of the Company on October 27, 2025 and the TSX Bulletin was issued on October 30, 2025. The new CUSIP number for the Common Shares is 88831L202 and the new ISIN number for the Common Shares is CA88831L2021. The Consolidation was undertaken solely to align the Company with typical U.S. market standards, and on October 30, 2025, the Company received pre-clearance from the NYSE American LLC to move forward with the U.S. stock exchange listing.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.

5.2	DISCLOSURE OF RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

November 6, 2025

SCHEDULE “A”

(See attached)

Titan Mining Receives NYSE American Pre-Clearance for U.S. Listing

U.S. Listing Supports Titan’s Plan To Re-establish U.S. Domestic Production of Natural Flake Graphite, a Key
Component in the Rare Earths & Critical Mineral’s Ecosystem

GOUVERNEUR, N.Y., Oct. 30, 2025 -- Titan Mining Corporation (TSX: TI, OTCQB: TIMCF) (“Titan” or the “Company”), an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer, a key component in the broader rare earths and critical minerals ecosystem, today announced that it has received pre-clearance from the NYSE American LLC (the “NYSE American”) to move forward with its planned U.S. stock exchange listing.

This initiative supports Titan’s broader strategy to rebuild secure, North American supply chains for critical materials, most notably natural flake graphite, a key input for the energy-transition and defense sectors.

“Our NYSE American listing will expand Titan’s reach to a wider base of U.S. investors who recognize the importance of rebuilding domestic production capacity,” said Rita Adiani, President & CEO of Titan Mining. “By advancing zinc and natural graphite production in New York State, Titan is positioning itself as a cornerstone in America’s critical-materials and energy- security ecosystem.”

As announced on October 27, 2025, Titan’s Board has approved a consolidation on the basis of one new Common Share for every 1.5 existing Common Shares (the “Consolidation”). The Consolidation will align Titan with U.S. market listing standards and will not affect any shareholder’s proportional ownership. Titan’s Common Shares are expected to begin trading on a post- Consolidation basis on the TSX and OTCQB when markets open on November 3, 2025.

Following the Consolidation, final approval of the NYSE American and the filing effectiveness of the Company’s Form 40-F registration statement with the United States Securities and Exchange Commission, Titan expects its Common Shares to begin trading on the NYSE American under the symbol “TII”.

Trading on the OTCQB under the symbol “TIMCF” will continue until the commencement of trading on the NYSE American. Trading on the Toronto Stock Exchange (the “TSX”) will continue under the symbol “TI”.

Titan anticipates the listing on NYSE American to be complete by the third week of November 2025 (subject to trading, regulatory approval and government shut-down measures impacting SEC filings).

Share Consolidation Details

The Consolidation has been approved by the TSX, and a related bulletin is scheduled for issuance by the TSX today. Following the Consolidation, the new CUSIP number for the Common Shares will be 88831L202 and the new ISIN number for the Common Shares will be CA88831L2021.

As part of the Consolidation, the 137,234,657 currently issued and outstanding Common Shares will be consolidated to 91,489,771 post-Consolidation Common Shares. No fractional shares will be issued under the Consolidation. Following the Consolidation, each fractional interest that is less than one-half of one Common Share will be rounded down to the nearest whole share and each fractional interest that is at least one-half of one Common Share will be rounded up to the nearest whole Common Share. The exercise price and the number of Common Shares issuable under any of the Company’s outstanding stock options and warrants will be proportionately adjusted upon completion of the Consolidation.

On or about the effective date of Consolidation, the Company’s transfer agent, Computershare Investor Services, will send a letter of transmittal to registered shareholders providing instructions to surrender the certificates evidencing their Common Shares for replacement certificates representing the number of post-Consolidation Common Shares to which they are entitled. A sample letter of transmittal is also available on the Company’s profile on SEDAR+. Until surrender, each certificate representing Common Shares prior to the Consolidation will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. Shareholders who hold their Common Shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their Common Shares. Non- registered shareholders who hold their Common Shares through a bank, broker or other nominee and who have questions regarding how the Consolidation will be processed should contact their nominee.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that Titan will emerge as a natural flake graphite producer; Titan positioning itself as a cornerstone in America’s critical-materials and energy-security ecosystem; anticipated timing and results of NYSE American listing, including that such listing occurs at all; anticipated trading symbols; anticipated timing and results of the Consolidation, including that such Consolidation occurs at all; the sending of a letter of transmittal and timing thereof; When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE listing; financing approval risks; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; assumptions that the Company and EXIM will agree to financing terms; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.